MOBILITYPAY HOLDINGS, INC.

28126 Peacock Ridge Drive, Suite 210

Rancho Palos Verdes, California 90275

October 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mobilitypay Holdings, Inc.
Registration Statement on Form 10 (SEC File No. 000-55589)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Mobilitypay Holdings, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2019 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after its initial filing date. The Company is in the process of revising the Registration Statement and accompanying financial statements in order to adequately address certain comments regarding the Registration Statement received by the Company from the Commission. Accordingly, the Company respectfully requests that the Commission grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

Should there be any comments or questions regarding this filing, please contact the undersigned.

Sincerely,

/s/ John W. Martin
John W. Martin
Chief Executive Officer